Exhibit 99.1

Sanofi-aventis Forward-Looking Statements

This document contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Chattem Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “believes,” “expects,” “anticipates,” “plans,” “estimates” or similar expressions. Examples of forward-looking statements in this document include references to our announced transaction with sanofi-aventis. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to, the risk factors disclosed in our Annual Report on Form 10-K for the year ended November 30, 2008, as added or revised by our subsequent Quarterly Reports on Form 10-Q, under the caption “Risk Factors” and unexpected delays or impediments to the announced transaction with sanofi-aventis. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these in light of new information or future events.

Important Additional Information: The tender offer described in this document has not yet commenced and this document is neither an offer to purchase nor a solicitation of an offer to sell shares of Chattem. At the time the tender offer is commenced, River Acquisition Corp. and sanofi-aventis will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the U.S. Securities and Exchange Commission (the “SEC”) and Chattem will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Sanofi-aventis and Chattem intend to mail these documents to the shareholders of Chattem. These documents will contain important information about the tender offer and shareholders of Chattem are urged to read them carefully when they become available. Shareholders of Chattem will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov.

FINAL TRANSCRIPT
Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

FINAL TRANSCRIPT

Conference Call Transcript

SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

Event Date/Time: Dec. 21. 2009 / 8:00AM ET

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FINAL TRANSCRIPT
Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

CORPORATE PARTICIPANTS

Sebastien Martel

Sanofi-Aventis - IR

Chris Viehbacher

Sanofi-Aventis - CEO

Zan Guerry

Chattem, Inc. - Chairman & CEO

Hanspeter Spek

Sanofi-Aventis - EVP, Pharmaceutical Operations

Jerome Contamine

Sanofi-Aventis - EVP and CFO

CONFERENCE CALL PARTICIPANTS

Andrew Baum

Morgan Stanley - Analyst

Sebastien Berthon

Exane BNP Paribas - Analyst

Michael Leuchten

Barclays Capital - Analyst

PRESENTATION

Operator

Ladies and gentlemen, welcome to sanofi-aventis acquisition of Chattem conference call. I now hand over to Sebastien Martel, the head of investor relations. Sir, you have the floor.

Sebastien Martel - Sanofi-Aventis - IR

Well, good afternoon to people calling from Europe and good morning to those in the US. Welcome to our conference on the acquisition of Chattem by sanofi-aventis.

Before we start, I’d like to remind you that our presentation slides are available on our website. I must also advise you that our presentation today may contain forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results to be materially different. These factors are detailed in our form 20-F and also in our documents de reference.

The tender offer described in this presentation has not yet commenced and this presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Chattem.

At the time the tender offer is commenced, River Acquisition Corp and sanofi-aventis will file a tender offer statement on Schedule TO, containing an offer to purchase, the form of a letter of transmittal and relating tender offer documents with the US Securities and Exchange Commission.

Chattem will file a Solicitation and Recommendation statement on Schedule 14d-9 relating to the tender offer with the SEC. Sanofi-aventis and Chattem intend to mail these documents to the shareholders of Chattem. These documents will contain important information about the tender offer and shareholders of Chattem are urged to read them carefully when they become available.

Shareholders of Chattem will be able to obtain a pre-copy of these documents when they become available at www.SEC.gov.

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FINAL TRANSCRIPT
Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

I will now handle the call over to Chris Viehbacher, our CEO, to introduce the participants for this call.

Chris Viehbacher - Sanofi-Aventis - CEO

Thank you, Sebastien. Good afternoon and good morning, everybody.

On the sanofi-aventis side today, I am joined by Hanspeter Spek, our President of Global Operations and Jerome Contamine, our CFO and Executive Vice President. It’s also a great pleasure to welcome Zan Guerry, who is the Chairman and Chief Executive Officer of Chattem. Zan is able to join us for the first half-hour of the call and will have to leave it 8:30 AM. (technical difficulty) what I thought I would do is ask Zan just to make a few introductory remarks. We will go through the slides and then hopefully we will have a few minutes of questions so that if there are any directly for Zan that he is able to deal with them before he has to leave the call.

So Zan, can I welcome you and turn the mic over to you?

Zan Guerry - Chattem, Inc. - Chairman & CEO

Yes, thank you very much, Chris. I am very pleased to be on this call with you to discuss today’s announcement and explain a little bit about why myself and our team are so excited about this combination. This is indeed a compelling transaction for our company, both for the financial benefits it provides to our shareholders and the strategic opportunity it creates for our customers, employees and the community we serve.

The strategic rationale of combining our two great companies is clear. As all of you know, sanofi-aventis is a world-class, diversified health-care company. It has a very strong presence around the globe in both emerging and developed markets, but it has never had an OTC presence in the United States.

Chattem is a US-based consumer health care company with a strong portfolio of products, and our focus has primarily been in our home market in the United States.

By putting these two complementary companies together, we are creating tremendous growth opportunities.

We believe we bring a lot to the table from our 130-year history of managing and growing brands here, and we are excited to gain access to the skills, knowledge and global reach of sanofi-aventis. We know the US market very well, and we have one of the strongest sales, marketing and distribution infrastructures in the industry.

As you have heard, following the completion of the transaction, Chattem and Chattanooga will become the foundation of sanofi-aventis’ US OTC business. Sanofi-aventis’s commitment to preserving our corporate culture and to investing in our business and our community demonstrates a clear understanding of the qualities that have enabled Chattem to succeed for five generations.

Our entire senior management team has committed to continuing with the company, and I look forward to working very closely with Chris and the sanofi-aventis team to lead the company’s strategy in the US consumer health market (technical difficulty). I am confident we will successfully capture all the growth potential inherent in this (technical difficulty) combination.

Thank you again, Chris, for inviting me to participate in today’s call with you. I look forward to speaking with many of you over the coming months, and with that I will turn it back over to Chris.

Chris Viehbacher - Sanofi-Aventis - CEO

Thank you, Zan.

Operator, we seem to be getting a little bit of other feedback call on here. Can you try to filter that out for us?

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FINAL TRANSCRIPT
Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

Operator

Sure.

Chris Viehbacher - sanofi-aventis - CEO

So coming back to the rationale, let me just say (technical difficulty) — the first (multiple speakers) —

Operator, are you able to help us here?

Operator

It’s done.

Chris Viehbacher - sanofi-aventis - CEO

Thank you. There are really three aspects I think we need to mention. This is clearly a new partnership that is completely consistent with the strategy that we’ve laid out since the beginning of this year.

Second is, obviously we have a unique opportunity here given the assets of sanofi-aventis which are able to be converted to OTC brands of which we don’t have really the experience or the in-house consumer marketing skills. And we have Chattem, led by Zan Guerry with over 20 years of consumer marketing background at a company that has existed for over 130 years, very successfully growing through that time and really demonstrating the sustainability of the consumer marketing franchise. Zan and his team have not only been able to build up some very strong growth brands, they’ve done it in a way that allows them to have the highest operating margins in the business. And so, if you like, this acquisition is as much about being able to work with Zan and his very capable team, as just being a strategic and financial transaction.

So let me just now take these things a point at a time.

Coming back to the strategy of sanofi-aventis, at the beginning of the year we outlined five key growth drivers which we believe will allow us — even on an organic basis to which we can obviously build upon these things with acquisitions. But those five growth drivers to remind you of course are emerging markets, our diabetes business, vaccines business, our over-the-counter business, and our new products. Because clearly sanofi-aventis is present, we are globally the sixth biggest player in OTC. As I have told you in the past, obviously that is a function of sales, not necessarily in the way that we’ve run the business. And over the year we have tried to actually create an OTC division. That OTC division now reports to Hanspeter Spek. We have been able to make acquisitions in other countries such as in Brazil and Mexico. For example this year we’ve just done a new partnership in China. So we’re building upon the platform we have, but we did not have one in the United States.

And OTC is a business that I think is extremely important. In all my years in the pharmaceutical industry I’ve had a significant involvement going back to the early days of Burroughs Wellcome and Sudafed and Actifed and Polysporin, and have seen really the sustainability of those businesses, the synergy that we have and really being able to put a face on the consumer in a pharmaceutical business. So I believe very strongly in the role of OTC within the pharmaceutical company.

It also is very clearly aligned with our willingness to move away from the dependence on blockbuster medicines dominated in the United States and Europe, and have more diversified platforms that move us away from patents. So obviously vaccines and generics and animal health are a part of that, but OTC is clearly an important part of that.

So this acquisition today of Chattem and the ability to bring Chattem into the sanofi-aventis family, really is absolutely consistent with our strategy and builds upon — I think it will provide us with a platform for long-term, sustainable growth in this area.

Now, if you look at the global OTC market — and I am on slide five, if you are following along — that market is at about $86.6 billion and growing at 4%. There is an increased propensity for self-medication. You have, first of all, in emerging markets, as you have an emerging middle class, you often have people with cash who seek in the first instance OTC medicines. But even in Western Europe and the United States where access to primary care physician is becoming more difficult as you look at trends to pharmacies to create care corners in their pharmacies, the pharmacist is becoming a more critical player and also therefore our OTC medicines. So if you then look at just the United States market that represents about 25% of the worldwide market. Now the other interesting thing about this is that it’s still a relatively fragmented market. The top

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Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

10 companies, for example, only account for about one third of OTC market sales, and there are really very few global players. I think it is still fair to say that although you have a number of global brands, the majority of the business is really driven regionally.

So that means that there are some growth opportunities. You have to look carefully for them and you have to be very vigilant, but it does suggest that there is an opportunity for companies like sanofi-aventis.

Turning to slide six, you see the US OTC market. It’s sizable, it’s attractive, $21.1 billion in 2008 growing to 3.3% — fourth-largest per capita consumption of OTC products.

One of the real facets, though, of this marketplace in the US is that the growth and the dynamism of the market is really driven by Rx-to-OTC switches. Innovation is hard to come by. In the OTC market it tends to be life cycle management. But where you can take a brand with a strong prescription heritage and switch that, we have seen some major OTC brands emerge already in this sector. We’ve seen Claritin, we’ve seen Zyrtec, we’ve seen Zantac, we’ve seen Prilosec launch, and those have all gone on to become successful businesses, and may add an awful lot of electrical new growth to the OTC sector.

Now, moving to slide seven you can see that this is also a dynamic growth area for us and it demonstrates again the very regional nature of this business.

We have a product in Russia called NO-SPA which gets into one out of every three households in Russia, for example, and has been around for over 60 years.

We have Maalox in a number of countries, not all of them. Doliprane is our biggest-selling volume product in France and will soon be one of our biggest by value as well.

You’ve got a brand like Dorflex which is a huge brand for us in Latin America. The acquisition of Medley, which is largely seen as being a generic company, actually provided us with a very interesting OTC pipeline, as did Kendrick.

In the past year of course we’ve also acquired other companies in this space. We acquired the nutritional companies of Symbion in Australia, Oenobiol in France, Kernpharm in the Netherlands and Gramon in Argentina.

So if you’d like this is again coming back to the regional fragmented nature.

Once you have EUR1.4 billion, as we do, even though we have not really been actively managing it as a portfolio of OTC businesses, when you actually group them together and look at them, EUR1.4 billion is enough money that you can start to bolt on to that and add. And if you look at the third quarter, for example, we had significant double-digit growth, partly driven by those bolt-on acquisitions. And there are lots of smaller things that you can buy outside the US that enable you to grow off a bigger platform.

Now the US, however, required us to really buy something that was bigger, and Chattem actually fulfilled that need for us.

So I’m moving now to slide eight. Clearly our business is strong outside of the US as you can see, and you can see the percentages in the graph on the right. We have leading positions in France and Italy and Russia, Australia, Brazil and Mexico, but those represent 77.4% of our group OTC sales for the first nine months of the year. Nothing, however, in the US — and that’s what brings us to today. That’s why we needed to acquire a platform.

But you know, we needed more than just a platform, because otherwise, you know, as we move into it, we wouldn’t necessarily have seen much in terms of synergies.

What really drove us to this acquisition was the fact of — I’m on page 9 now — that we have the opportunity, and we are about to file a dossier, to switch Allegra. And Allegra has a fabulous brand name. Probably has the best brand name in the entire category here. We had significant interest from all the major players in the OTC sector to switch this for us, so we clearly had a very strong feeling that we had a winner on our hands with Allegra.

However, if you do this with someone else, you play a completely passive role. It would not allow us to build an OTC platform in the United States, and we would be giving away a significant chunk of profit to those other companies.

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FINAL TRANSCRIPT
Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

So we looked around and said, could we not find a company that had the skills and competency to help us launch Allegra ourselves? And that’s what we found with Chattem.

Zan and his team again have been building a very strong business, have been able to compete against the likes of the J&J’s and the P&G’s, have been able to get effective distribution with the Wal-Marts and big chains. And as we looked at Allegra we said, you know, there is a huge opportunity. We have over 23 million prescriptions still of Allegra despite some generic activity; we’ve got 7.8 million people in the US who still are taking Allegra. And this is what you really need for an Rx-OTC switch. You need already a pool of patients who have some brand loyalty and then you take it into the OTC category where it’s obviously a lot more convenient for patients to get to. You can really open up the promotional abilities of that. So, if you like, that is the whole logic for this transaction.

I will turn it over to Hanspeter Spek to talk a little bit more about the specifics.

So, Hanspeter?

Hanspeter Spek - Sanofi-Aventis - EVP, Pharmaceutical Operations

Yes, so I will try to explain to you why we believe that Chattem is an ideal company for building our US consumer health care business. You see then on page number 10, (inaudible) so in 2008 Chattem has achieved approximately $455 million of sales. It’s a well-concentrated product portfolio of 26 brands out of which six build the core.

Chattem is a traditional company more or less, exactly founded 100 years before sanofi, by the way. But it is a company which has shown a very aggressive growth in recent years by internal growth but also by very successful acquisitions, especially of five brands acquired in 2007 from J&J and Pfizer. And it was not only in acquiring those products, it was also in significantly accelerating their sales that Chattem had succeeded in 2008, and 2009 is continuously succeeding.

On page 11 you see the variety of brands. I think it’s important to point out that this is largely a pure OTC, so to say a pharmaceutical company. I made a rough calculation and I think it’s fair to say that approximately 70% of sales in 2009 which amount after nine months to $353 million, 70% of those sales approximately come from pharmaceutical OTC players.

Well, you see then on page number 12 the successive growth. You see an average growth rate over the years for 2004 to 2009 of more than 12%, and you see also some of the very well-established brands of Chattem like Gold Bond, Icy Hot, ACT, Cortizone 10 and others. And, again, the leading six core brands represent approximately 70% of sales.

So this new consumer health care will become a number fourth platform in the US for sanofi-aventis inside our existing businesses of course, the prescription business, the vaccines and the animal health business through Merial.

Another thing in common – both businesses, sanofi-aventis and Chattem, have explained on page number 13 where you see the impressive operating margin Chattem has compared to its peers is approximately 35%. And you may very well remember that in the traditional pharmaceutical business also, sanofi-aventis has the leading operating margin.

There is a very solid gross margin building up for the operating margin with nearly 70%. There is sustained A&P spend from Chattem, slightly above 22% and very reasonable SG&A of approximately 12% to 18%, consequently adjusted net income of more than $82 million, and the earnings per share of $4.25 for the year fiscal 2008.

And in fact, I believe you see (inaudible) to Jerome, who will give you more on these opportunities. Jerome?

Jerome Contamine - Sanofi-Aventis - EVP and CFO

Thank you, Hanspeter. Good morning, good afternoon, everybody.

I am on slide 14, so some comment on the value, on the contribution of Chattem to the accounts of sanofi-aventis Group.

So the offer values Chattem equity at around $1.9 billion, and if I include the outstanding debt of Chattem, it is a value of 13.3 times EBITDA to enterprise value 2009 on 12.9 times 2010. In terms of sales multiple, it is 4.8 times 2009 sales.

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FINAL TRANSCRIPT
Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

This is a valuation which is, I would say, in line with the comparable transactions in the sector of consumer health, based on the long-term visibility of the strong brand recognition which this sector offers on Chattem in particular. The acquisition will be structured as a cash tender offer, so the shareholders of Chattem can tender or will be able to tender their shares in the coming weeks, and we expect the transaction to be completed fully by end of the first quarter 2010.

This transaction is going to be accretive as early as year one, i.e. 2010, but more importantly will also be able to generate synergies, both sales synergies in particular outside the US. By now Chattem has just little operations outside the US, so benefiting from the global platforms at sanofi-aventis all over the world, and in particular in emerging markets, we should be able and we plan to develop some of the brands in Latin America as well as Asia, for instance for Icy Hot. And we also expect to get some incremental value from the switch of Allegra from Rx to OTC, as Chris has mentioned before.

So all in all if I look by year 2013, which is a bit the horizon, the midterm horizon as we are looking for the time being, the overall contribution in terms of net profit of our OTC business in the US, including Allegra, will be somewhat significant and could be in the range of more than 1% of our overall results.

As you’ve all noticed, the Board of Directors of Chattem have unanimously approved the transaction which, as I mentioned already, is due to be closed by end of Q1.

Chris, maybe?

Chris Viehbacher - sanofi-aventis - CEO

All right, thank you, Jerome.

So I will just conclude here. Obviously this is an important step towards building a strong platform for us in the US consumer health care market. Chattem brings best in class margins and a strong consumer health care brand portfolio.

We will have the switch of Allegra. I would point out that we have a number of assets in our portfolio. We probably have one of the most interesting portfolios of Rx switches in the business. With this acquisition we become the number five OTC player. I think if you look at the potential of an Allegra switch, actually, we can move up the ranking pretty significantly.

So we now have at least a global presence. It is still going to be a collection of regional businesses, but I think our ability now to take some of the Chattem brands and move them globally starts to move us in an extremely good position. We have very strong product development capabilities in a number of places that we could do at a pretty reasonable cost, such as in Brazil. So I think we’ll certainly be able to leverage what we have globally, even if the brands themselves still at the moment stay fairly regional in scope. But that is kind of characteristic of the market.

So I will stop there and turn it over to questions.

Q U E S T I O N     A N D    A N S W E R

Operator

(Operator Instructions)

Chris Viehbacher - Sanofi-Aventis - CEO

I would also point out, if you can hear me still, that we obviously put out a press release this morning on pipeline update. Part of the idea of doing that today was to give an opportunity for question-and-answer on that today as well.

So please, it’s mostly irrelevant to Chattem, but if you have a question about the press release this morning, that’s fine, too.

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FINAL TRANSCRIPT
Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

Operator

Andrew Baum, Morgan Stanley.

Andrew Baum - Morgan Stanley - Analyst

If I may – firstly, when I read the – from the commentary from my counterpart covering Chattem, he cites some disappointing tracker trends. He raises with the question of whether there has been sufficient investment behind some of the key brands.

To what sense would your cumulative view in aggregate accept that, or is it something you don’t accept? And, therefore, my question is, can that be reversed through investment by sanofi in further transforming the growth rate profile of the Chattem products in the US?

Second question is on management. Could you just outline plans to lock in management for Chattem in the US? And then second, whether you feel there needs to be any lateral hires to your European business, given consumer health is becoming increasingly important in the bigger schematic picture?

And then finally, on Allegra, how much of a challenge is it that it’s already generic in the US, as opposed to, have you got three years switch through obtaining exclusivity?

Chris Viehbacher - Sanofi-Aventis - CEO

So just before – I will be happy to take the second and third part of your question, Andrew. I don’t know whether Zan is still on the line, whether you would like to address the first question, Zan?

Zan Guerry - Chattem, Inc. - Chairman & CEO

Sure, I would. As I do with many analysts who cover us, I usually disagree with some of their conclusions, and I would in this case.

Actually, yes, the overall market is sluggish right now because of the economy and other factors, but our top six brands are all growing, gaining market share. Some are up 5%, some are up 15%.

We’ve got a bunch of new products launching, particularly Gold Bond Sanitizing and some new Icy Hot. So, you know, we feel good about the position of our brands right now, we feel good going forward.

We feel better having the access to the technology in the Allegra; I think that ensures it. But we are by no means – we are outperforming all the peers, if you read the results from the P&G’s and the Johnson & Johnson’s, and if you look at the other major brands, they are down many times 5% to 10%.

So the market is flat to down a little bit, but our brands are generally, particularly our key ones, doing well. So we feel good about our business right now and good about our opportunities before Allegra and obviously much better after that.

So I think that answers that question from my end, and I do have to go meet with our employees to talk to them, so I appreciate being on the call and I will turn the other questions back to Chris.

Thank you.

Chris Viehbacher - sanofi-aventis - CEO

Thank you, Zan. Yes, I think, Andrew, it’s also fair to say, one of the things as we look at businesses and as we diversify, I mean I’ve also been at pains, and we did this also with the vaccines call last week – it’s not because you diversify that everything is in a land of milk and honey. Every business has its own challenges.

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FINAL TRANSCRIPT
Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

What I think you try to achieve in diversification are the fact that you don’t have all of the same challenges in all of the same businesses at once. So if you look at an OTC business, you are going to be more exposed to the economic cycle than we have seen, for instance, with our pharmaceutical business, because obviously if someone else is paying as we typically have at least in the US and European businesses, that we really haven’t seen the effect of the economic crisis for example in the pharma business, where pretty much most consumer retail type businesses clearly have.

I think the fact that they’ve grown in this is a credit to management. I think you’ll also find that some of the sales numbers are affected by a switch that you’ve seen in a number of businesses in this sector, away from promotional spend to higher discounts, coupons and the like, given the increased price sensitivity and probably the more competitive nature of private label brands as people become more price sensitive given the economic crisis.

I think, though, if you take a longer view and look at where this business has been and where it can go, that clearly we can bring a number of things to the business.

The fact that for instance you can bring in something like an Allegra, starts to actually mean that you have a whole different way of looking at the distribution channels for example. So the more you can add some innovation into this, I think you can have a halo effect and perhaps an even financial effect on the rest of the brand portfolio.

We would not want to necessarily see, take a big company approach and just go throw a lot of money at A&P. I mean, I think one of the things that this management has been very astute at doing, is having rotational A&P, promotional programs, for example – so in other words, they don’t support everything all the time, and that’s why they’ve been able to have growth both on the top line and on the bottom line.

In terms of management, yes, we actually have put in place a system of retention. The top 11 people have all agreed to continue on with the company and the retention programs pay out over a three- to five-year time horizon. So we are very happy that we’ve been able to secure continuity of management.

We have actually looked at that in the rest of the world as well, and I will let Hanspeter – are you able to comment on a more recent recruit on OTC?

Hanspeter Spek - sanofi-aventis - EVP, Pharmaceutical Operations

Yes, Andrew, we will communicate either until the end of the year or in the first week of January, recruitment we have made in Europe. So we have recruited from another OTC company a leading manager who will run our European business in OTC and consumer care and will supervise worldwide development so we could maintain a regional approach, but we will coordinate on a worldwide level.

On what you say on generics, yes, I agree it would be ideal to be able to make this switch now, but I hope it’s not too much down the road, because as Chris has mentioned earlier we have filed this, the FDA, the request for the switch already a little while ago, and so we are confident we can to do this in the not so far future. Nevertheless, as you see on page nine, fexofenadine is an enormous brand with about 25 million scripts per year, out of which still approximately 5 – a little bit more than 5 million are Allegra scripts. So there is an enormous volume to be switched. And we believe – I also said that Allegra has an ideal profile, the best profile perhaps, to be a switch in antihistamines because of its safety and its extremely convenient overall profile in terms of efficacy and safety, once again.

Chris Viehbacher - sanofi-aventis - CEO

Yes, the other thing I would add to Hanspeter is that, remember that although generics [come in], most of generics are driven at a substitution level at the pharmacy. If you actually look at the prescription other than in countries like the UK obviously where you have a very high level of generic actual prescribing, you actually still have people prescribing Allegra. They don’t necessarily get Allegra by the time they get to the pharmacy, but there is still quite a significant brand awareness. And would you like to switch it before the generics arrive? Yes, but I think there are other examples that you can find. I believe Zovirax – if I remember, the Zovirax cream was switched with some success even after the entry of generics, just because you have that lingering brand equity.

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FINAL TRANSCRIPT
Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

Now, like a lot of brands, you’re going to have a different brand price point and you’re going to have an awful lot of investment to be made upfront, but that’s kind of par for the course and you would be doing that whether you do it with a partner or you did it yourself or you do it through Chattem.

Operator

Sebastien Berthon, Exane BNP Paribas.

Sebastien Berthon - Exane BNP Paribas - Analyst

Yes, hello gentlemen; a few questions, please; one regarding your synergies, top-line synergies, outside of the US. Which of the six brands do you think can be expanded outside of the US? And when do you think that could contribute positively to the bottom line? Because I understand, it’s quite a significant amount of marketing pressure to launch brands outside of the US.

With regards to switches, besides Allegra any other switches you are thinking of that you could leverage from Chattem?

And lastly, do you think that 34% or 35% margins are sustainable over the long run, and is there any kind of structural reason why the company is about 10 to 15 points above competition?

Chris Viehbacher - sanofi-aventis - CEO

Well I will start and ask Hanspeter to chime in.

First on the question of margin, they have largely been able to do this – and this is one of the things. When I first sat down with them, because we were saying, well, we had obviously had – we had significant interest. I mean, this is really what caused us to sit up and pay attention, is just the level of interest and solicitation that we’ve had from all the major actors in the OTC world, to switch Allegra. So back to Andrew’s question, there is just a huge appetite for a switch like this because it really gives an awful lot of dynamic, significant sales in a market where $100 million is a big product. Here, if you look at how much the Zyrtecs and the Claritins are selling, and this is actually – all the partners that we talk to believe that Allegra had that kind of a potential.

So what they’re doing is, they are not a big company. This is more of an entrepreneurially-run company. They’ve had a very unique system, for example, of rotational promotional performance. So they have figured out exactly when to be able to turn on promotion and turn it off for certain brands, and really then not waste an awful lot of money.

And I can tell you, even on the pharma side, and when I was running a US business where we spent an awful lot of money on television advertising, I have to say that I was actually able to save an awful lot of money as we started to get much tighter on that. So I think because it’s been almost – although it’s been a publicly traded company, they have had very much an approach of an owner-operated company in that they are almost spending their own money on this, and I think they’ve just been extremely cost-effective and been able to pick those areas of the market where they are able to do business. Zan himself is hugely involved in the sales and representation of the company and ensuring some of the distribution. So I would say management, just bloody good management, has led to those margins.

Now, in terms of what could we take elsewhere, I think we will have an opportunity to look at that in detail.

We do have some of the topical products in Brazil and in Latin America. I don’t necessarily think we are going to be talking about moving these, and I will defer to Hanspeter, but I think we’re looking at more at some of our emerging markets than Europe. So the point about the massive advertising budgets to launch a new brand are true if you are in markets that are driven more by television. That’s why I probably don’t see an awful lot of Sanofi-Aventis brands coming into the US because of cost of launching of some of those brands that we sell elsewhere would be prohibitive.

In terms of other products, I mean you can certainly look at it. We have to fully evaluate them, but you could certainly look at things like a Penlac, you could look at a BenzaClin, you could look at a Nasacort. So there are other products out there that could switch. Obviously at the moment, we’re going to be focused on Allegra given where it is in its life cycle, but there are a series of products that we could do. And Hanspeter, I will turn it to you and see if you would like to add to that.

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FINAL TRANSCRIPT
Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

Hanspeter Spek - sanofi-aventis - EVP, Pharmaceutical Operations

Yes, Chris has mentioned the most important Sanofi brands already. Perhaps from a geographical point of view, we will go north, direction of Canada first, because Chattem has already a little activity in Canada and we believe that in reinforcing sales through our also very strong presence in Canada we can gain supplementary momentum. Then we will go south of Chattanooga, evidently to Mexico where we have a very strong presence in OTC and consumer already, already before the recent acquisition of Kendrick.

With each product, Gold Bond, Icy Hot, definitely are good candidates, but of course we have to establish these further.

Then inside the US I would like to add we have this Dermik business so where we really would look into potential synergies, because as you see from one of the slides also Chattem is in Medicaid with skincare with approximately one-third of their sales. So we expect some synergies there inside the USA.

Sebastian Berthon - Exane BNP Paribas - Analyst

Thank you.

Operator

(Operator Instructions).

Chris Viehbacher - sanofi-aventis - CEO

I might just – if there are no questions on Chattem, I will just say a few comments on our press release this morning.

I don’t think really surprises to anyone on Ciltyri or idrabiotaparinux. I think we have had most recently a call with the FDA and just concluded that the barriers really to trying to resolve what the FDA was looking for, given the market potential and remaining patent positions of the product really didn’t justify the investment. And as part of our portfolio review we identified some fairly clear go/no-go criteria on all of these products. So once we’ve had the feedback from the FDA we just made that decision that we had invested enough.

On idrabiotaparinux, I think certainly given the competitive profile of some other products, and although a once-a-week product, again the investment and competitive profile really didn’t merit continuing with the compound.

At the same time I think we are having some nice news. We’ve had in one month now priority review from the FDA on two cancer products. Obviously, BSI-201 has had a priority review, and now Cabazitaxel has had another. So I think we are starting to see some of the first fruits of having created a separate oncology business unit, and that was good news on that. So we just felt that because we’ve had information this week from the FDA on Cabazitaxel and Ciltyri, that we would just do that update. But I don’t think on either of the other calls that we were certainly surprised – doesn’t really have any impact on our long-term business, certainly doesn’t have any impact on our 2013 guidance.

Operator

Laurent Flamme, Cheuvreux.

Laurent Flamme - Cheuvreux - Analyst

Yes, thank you for taking my question. As a matter of fact it has been answered, because my question was related to generic, and as Hanspeter Spek rightly mentioned, Chattem’s business is one-third in medicated skin care. And I was wondering whether you would merge Dermik with Chattem in the US to extract some cost-cutting notably?

Hanspeter Spek - sanofi-aventis - EVP, Pharmaceutical Operations

Yes. Perhaps we would not actively merge, definitely not before the offer is closed. But we definitely will study where do we have synergies. Part of the Dermik business are still a prescription business, so we probably would take advantage the distribution skills of Chattem and maintain for some of the products, the support on the prescriber side, yes.

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FINAL TRANSCRIPT
Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

Laurent Flamme - Cheuvreux - Analyst

Thank you, Hanspeter.

Sebastien Martel - Sanofi-Aventis - IR

Operator, is there any questions?

Operator

Michael Leuchten, Barclays.

Michael Leuchten - Barclays Capital - Analyst

Thank you, just a quick one.

You are saying the tender offer is conditioned on a majority of Chattem’s shares calculated on a diluted basis. Can you just confirm, we are talking about the standard hurdle rates for a US offer, or is there anything special here?

Chris Viehbacher - sanofi-aventis - CEO

Jerome?

Jerome Contamine - sanofi-aventis - EVP and CFO

No, it’s not other rate. It’s a full-cash tender offer and if we reach these other rate and we enter into a second step where a subsidiary of sanofi will be merged together with Chattem so that we could get more than 90% and then we would offer the ones who would not have tendered of their share at the first step the same price and then we would squeeze out the remaining shareholders, if any.

So it’s — that’s a (inaudible) process, but also using the Tennessee law that allows us to go that route for final full control of Chattem at the end, after these third of three steps, I would say.

Michael Luten - Barclays Capital - Analyst

Thank you.

Jerome Contamine - sanofi-aventis - EVP and CFO

50.1% is quite normal, let’s say, in the US environment.

Michael Luten - Barclays Capital - Analyst

Thank you.

Operator

We have no other question for the moment.

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FINAL TRANSCRIPT
Dec. 21. 2009 / 8:00AM ET, SNY - Sanofi-aventis to Acquire Chattem Inc., Creating a Strong U.S. Consumer Healthcare Platform - Sanofi-aventis Conference Call

Sebastien Martel - sanofi-aventis - IR

Thanks a lot, Operator. Chris, would you like to say a few words before closing?

Chris Viehbacher - sanofi-aventis - CEO

No, thanks, Sebastien.

You know, the strategy of building these five growth platforms is one that we are doing steadily and surely. I think it’s fairly true in this industry that there are no single transactions that you can do to really transform the business. I think what we have been doing this year is identifying these organic growth platforms and building onto them, and this is yet another move in that direction.

Once you have something like this platform in the US, then you can go elsewhere. And clearly the driver for us is sales growth. And I think we see significant growth opportunities from this, from the switches that we can do, from some of the ability to move some of these products to international markets, and also as has been discussed, potential synergy with our Dermic franchise – none of which of course is possible unless you are actually able to have management capability and distribution capability which we are now acquiring with this.

So I think this positions us well and again is very consistent with our diversification strategy.

So I will take the opportunity to thank you all for listening and wish you all very happy holidays, and we will be talking to all of you I’m sure in the new year.

Thank you very much, everybody.

Operator

Ladies and gentlemen, this concludes the conference call. We thank you all for your participation; you may now disconnect.

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